NO ACT

PE
12-17-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





11005653

January 27, 2011

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd floor
New York, NY 10022


Received SEC
JAN 27 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-27-11

Re: Citigroup Inc.
Incoming letter dated December 17, 2010

Dear Ms. Dropkin:

This is in response to your letters dated December 17, 2010 and January 3, 2011 and to a letter from James D. Honaker received on January 5, 2011 concerning the shareholder proposal submitted to Citigroup by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 27, 2010, January 2, 2011, and January 3, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 27, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 17, 2010

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Citigroup's practices, policies and procedures compare favorably with the guidelines of the proposal and that Citigroup has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Citigroup relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Honaker, James [JHonaker@MNAT.com]
Sent: Wednesday, January 05, 2011 4:14 PM
To: shareholderproposals
Cc: 'Dropkin, Shelley J '; 'Jones, Paula F '; ***FISMA & OMB Memorandum M-07-16***
Subject: Stockholder Proposal Submitted by Kenneth Steiner to Citigroup Inc.
Attachments: PDF_Scan.pdf

Ladies and Gentlemen:

On behalf of Citigroup Inc., I am sending you the attached letter regarding the stockholder proposal submitted by Kenneth Steiner to Citigroup.

Regards,

James D. Honaker
Morris, Nichols, Arsht & Tunnell LLP
1201 N. Market Street, 18th Floor
Wilmington, DE 19801
302-351-9103 (p)
302-425-3095 (f)
jhonaker@mnat.com

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



January 3, 2011

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

I write this letter regarding Citigroup Inc.'s December 17, 2010 no-action request to exclude a stockholder proposal submitted by Kenneth Steiner from Citigroup's proxy materials for its 2011 annual meeting. Specifically, this letter responds to a December 27, 2010 email that John Chevedden sent to the Staff opposing Citigroup's no-action request.

The Steiner proposal urges the Citigroup board of directors to take the necessary steps to enable stockholders to act by written consent in lieu of a stockholder meeting. As explained in Citigroup's December 17th no-action request, the proposal may be excluded from Citigroup's proxy materials under Rule 14a-8(i)(10) because Citigroup stockholders already enjoy the right to act by written consent and the proposal has therefore been implemented already.

Mr. Chevedden opposes Citigroup's no-action request apparently because he thinks that Citigroup stockholders can act by written consent only when the stockholder action in question has been approved by the board of directors. Mr. Chevedden is mistaken. Citigroup's certificate of incorporation does not contain *any* restriction on the stockholders' right to act by written consent. Accordingly, stockholders can take unilateral action by written consent (without board approval) to the fullest extent permitted by the law of Delaware, Citigroup's jurisdiction of incorporation.[1] In short,

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[1] For example, under Delaware law and Citigroup's governing documents, the stockholders could unilaterally act by written consent to adopt amendments to Citigroup's bylaws, to remove directors or to adopt precatory proposals, in each case without prior board approval.

there is no additional action that Citigroup could take under applicable law to implement the Steiner proposal.[2]

Because this letter addresses issues of Delaware law, it has been reviewed by Citigroup's Delaware counsel, Morris, Nichols, Arsht & Tunnell LLP. Morris, Nichols agrees with the analysis and conclusions set forth in this letter.

For the reasons explained in this letter and in Citigroup's December 17th letter, the Steiner proposal has been substantially implemented and may be excluded from Citigroup's proxy materials under Rule 14a-8(i)(10).

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley Dropkin
Deputy Corporate Secretary
and General Counsel
Corporate Governance

cc: Kenneth Steiner

FISMA & OMB Memorandum M-07-16

John Chevedden

FISMA & OMB Memorandum M-07-16

3984051

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2 In his letter to the Staff, Mr. Chevedden chastises Citigroup for not citing to an example where its stockholders have taken unilateral action by written consent. This is irrelevant. Regardless of whether stockholders have ever taken such unilateral action, they clearly possess the right to do so.

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 5, 2011

Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

This letter supplements our opinion dated December 16, 2010 regarding a proposal submitted to Citigroup Inc. by Kenneth Steiner. The proposal asks the Citigroup board of directors to take the steps necessary to permit stockholders of Citigroup to act by written consent.

We understand that, on December 27, 2010, January 2, 2011 and January 3, 2011, John Chevedden, acting on Mr. Steiner's behalf, sent correspondence to the Staff of the Division of Corporation Finance regarding the proposal. Mr. Chevedden questioned whether Citigroup stockholders can act by written consent without the approval of Citigroup's board of directors. As we explained in our December 16, 2010 opinion, stockholders can act by written consent under Delaware law unless the certificate of corporation restricts that right. *See* 8 *Del. C.* § 228. Citigroup's certificate of incorporation does not contain any such restrictions. More specifically, Citigroup's certificate of incorporation does not condition the stockholder right to act by written consent on board approval. Accordingly, whatever action the Citigroup stockholders can take without board approval at a stockholder meeting under Delaware law can alternatively be taken without board approval by stockholder written consent. And, whatever action the Citigroup stockholders can take over the objection of the board at a stockholder meeting under Delaware law can alternatively be taken over the objection of the board by stockholder written consent.

For these reasons, and the reasons stated in our December 16, 2010 opinion, we believe the proposal has already been implemented.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 3, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Action by Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 17, 2010 request to block this rule 14a-8 proposal.

The company is still not clear on whether it is claiming that shareholders can now act by written consent on issues not approved by the board and/or opposed by the board.

The company January 3, 2011 letter goes beyond the outside opinion, is not signed by the outside firm and thus may not be relied upon.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Shelley Dropkin <dropkins@citi.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 2, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Action by Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 17, 2010 request to block this rule 14a-8 proposal.

The company is silent in giving any example of where its stockholders "took action by written consent" on an issue opposed by the board.

The outside opinion is silent on whether stockholders can take action by written consent on an issue opposed by the board.

It is relevant that the company submitted a 2010 no action request objecting to the proponent who owned continuously $30,0000 of stock in 2000 and this continuously owned stock was worth only $1900 in 2010. It is particularly relevant because the company published the following in its 2010 proxy:
"Citi makes every effort to be responsive to concerns expressed by our stockholders by ... adopting policies or initiatives responsive to stockholder concerns..."

Citi clearly made no effort to adopt the 2010 proposal and did just the opposite by not even allowing shareholders to have an advisory vote on the topic. Additionally there is nothing to stop the company from repeating such a false statement in its 2011 annual meeting proxy.

In the 2010 no action process Citi did not even contest that the proponent continuously owned $30,0000 of stock in 2000 and this continuously owned stock was worth only $1900 in 2010.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Shelley Dropkin <dropkins@citi.com>

Table of Contents

Stockholder Proposals

Citi makes every effort to be responsive to concerns expressed by our stockholders by engaging in dialogues, participating in issuer/investor working groups and adopting policies or initiatives responsive to stockholder concerns when we felt it was in the best interests of all stockholders. This year Citi met with several proponents regarding such issues as compensation consultants and the company's response to new credit card regulations, among others, and through meaningful dialogue, the sharing of information and/or additional disclosure, we were able to address the concerns raised and come to a mutually satisfactory resolution. We were particularly satisfied with the results of our discussions with the Connecticut Retirement Plans & Trust Funds who had submitted a proposal regarding the use of compensation consultants. Our dialogue over the past two years allowed us to understand and address their concerns. Because the personnel and compensation committee retained the services of a single independent compensation consultant and did not retain any other compensation consultant, the Connecticut Retirement Plans & Trust Funds was satisfied with our practices and withdrew their proposal. We encourage our stockholders to communicate with management and the board of directors. Any stockholder wishing to communicate with management, the board of directors or an individual director should send a request to the Corporate Secretary as described on page 15 in this proxy statement.

Proposal 8

Evelyn Y. Davis, Editor, Highlights and Lowlights, Watergate Office Building, 2600 Virginia Ave., N.W., Suite 215, Washington, DC 20037, owner of 3,260 shares, has submitted the following proposal for consideration at the annual meeting:

RESOLVED: "That the stockholders of Citigroup assembled in Annual Meeting in person and by proxy, hereby recommend that the corporation affirm its political non-partisanship. To this end the following practices are to be avoided:

"(a) The handing of contribution cards of a single party to an employee by a supervisor.

"(b) Requesting an employee to send a political contribution to an individual in the Corporation for a subsequent delivery as part of a group of contributions to a political party or fund raising committee.

"(c) Requesting an employee to issue personal checks blank as to payee for subsequent forwarding to a political party, committee, or candidate.

"(d) Using supervisory meetings to announce that contribution cards of one party are available and that anyone desiring cards of a different party will be supplied one on request to his supervisor.

"(e) Placing a preponderance of contribution cards of one party at mail station locations."

REASONS: "The Corporation must deal with a great number of governmental units, commissions and agencies. It should maintain scrupulous political neutrality to avoid embarrassing entanglements detrimental to its business. Above all, it must avoid the appearance of coercion in encouraging its employees to make political contributions against their personal inclination. The Troy (Ohio) News has condemned partisan solicitation for political purposes by managers in a local company (not Citigroup)." "And if the Company did not engage in any of the above practices, to disclose this to ALL shareholders in each quarterly report."

"If you AGREE, please mark your proxy FOR this resolution."

[C: Rule 14a-8 Proposal, October 7, 2010, Updated November 3, 2010]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate (ALL) and Sprint (S). Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Richard Parsons was designated a "Flagged (Problem) Director" by The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, because he chaired the Citigroup committee with a track record of overcompaying executives. Nonetheless Mr. Parsons still chaired our Nomination Committee and continued to serve on our Executive Pay Committee. Mr. Parsons received the most negative votes at our 2010 annual meeting.

Edward Kelly, Manuel Medina-Mora and John Havens were each paid $9 million to $11 million.

Citigroup omitted Ray T. Chevedden's 2010 rule 14a-8 proposal, citing the fact that he still continuously owned the same 384 shares that were worth $30,000 in 2000. However Citi said these shares, once worth $30,000, had declined to below $1900. Our management then said Citi should be excused from publishing the Chevedden proposal because the $30,000 of Citi stock was now below the $2000 threshold for rule 14a-8 proposals.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3.*

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 27, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Action by Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the December 17, 2010 request to block this rule 14a-8 proposal.

The company is silent in giving any example of where its stockholders "took action by written consent" on an issue not approved by the board.

The outside opinion is silent on whether stockholders can take action by written consent on an issue not approved by the board.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Shelley Dropkin <dropkins@citi.com>

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 17, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, enclosed herewith for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Kenneth Steiner (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2011 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2011 annual meeting of stockholders. The Proponent's address, as stated in the Proposal, is ***FISMA & OMB Memorandum M-07-16*** The Proponent has requested to the Company that all future communications be directed to Mr. John Chevedden. Mr. Chevedden's telephone number and e-mail address, as stated in the Proponent's request, are ***FISMA & OMB Memorandum M-07-16*** respectively.

Also enclosed is a copy of a statement outlining the reasons Citigroup Inc. believes that it may exclude the Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company and, alternatively, pursuant to Rule 14a-8(i)(3) because the Proposal is misleading. In the event the entire Proposal may not be omitted from the 2011 Proxy Materials on the foregoing grounds, certain supporting statements may be omitted pursuant to Rule 14a-8(i)(3) for the reasons discussed in the attached petition.

By copy of this letter and the enclosed material, the Company is notifying the Proponent and Mr. Chevedden of its intention to exclude the Proposal from its 2011 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2011 Proxy Materials.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2011 Proxy Materials.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

cc: Kenneth Steiner

FISMA & OMB Memorandum M-07-16

John Chevedden

FISMA & OMB Memorandum M-07-16

Encls.

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal urges the Company's Board of Directors (the "Board") to take steps to allow stockholders to act by written consent (i.e., without a stockholder meeting) (See Exhibit A.) The Company's stockholders already enjoy the right to act by written consent. Accordingly, the Proposal may be excluded from the 2011 Proxy Materials because the Proposal has been implemented by the Company. Alternatively, the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(3) because it misleads stockholders by conveying the false impression that stockholders cannot currently act by written consent. Finally, if the Staff does not concur that the Proposal may be excluded, certain supporting statements in the Proposal should nevertheless be excluded as false and misleading under Rule 14a-8(i)(3).

THE PROPOSAL

The Proposal reads as follows:

> RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(10) BECAUSE THE COMPANY HAS ALREADY IMPLEMENTED THE PROPOSAL.

The Company's stockholders are already entitled to act by written consent to the fullest extent permitted by law. Thus, the Company has implemented the Proposal, and it may therefore be excluded under Rule 14a-8(i)(10).

Under Delaware law, stockholders may act by written consent unless barred by the corporation's certificate of incorporation.[1] As noted in the legal opinion of the Company's Delaware counsel, Morris, Nichols, Arsht & Tunnell LLP (attached as Exhibit B), the Company's certificate of incorporation does not prohibit action by written consent, and therefore the Company's stockholders currently possess the right to act by written consent. In fact, as recently as September 3, 2009, the Company's stockholders took action by written consent to approve amendments to the Company's certificate of incorporation.[2]

Under Rule 14a-8(i)(10), a stockholder proposal may be omitted from a company's proxy materials if the proposal has already been substantially implemented by the company. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed

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1 8 *Del. C.* § 228(a).

2 Citigroup Inc., Quarterly Report (Form 10-Q) 200 (Nov. 6, 2009); Citigroup Inc., Definitive Proxy Statement (Form DEF 14A) (June 18, 2009).

to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management . . . ."[3] When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot.[4] The Commission has noted that a proposal need not be "fully effected" by the company,[5] only substantially implemented, so that the essential objective of the proposal has been addressed.[6] As explained above, the Proposal has clearly been implemented since the stockholders of the Company can act by written consent. The Staff has provided no-action determinations under Rule 14a-8(i)(10) on precisely these types of written consent proposals where the corporation's stockholders may already act by written consent.[7] The Proposal should be excluded under Rule 14a-8(i)(10).

THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) AND RULE 14a-9 BECAUSE IT FALSELY SUGGESTS THAT STOCKHOLDERS CANNOT CURRENTLY ACT BY WRITTEN CONSENT.

The Proposal requests that the Board take affirmative steps to validate the use of written consents. The Proposal also includes supporting statements asserting that (i) written consents are important because they allow stockholders to raise important matters outside the normal annual meeting cycle, (ii) hundreds of major companies permit stockholders to act by written consent, and (iii) certain studies suggest that governance features that "dis-empower" stockholders, including restrictions on the use of written consents, reduce stockholder value. Read together, these statements falsely suggest that stockholders of the Company cannot currently act by written consent. As noted above, the Company's stockholders can take, and recently have taken, action by written consent.

Under Rule 14a-8(i)(3), a company may exclude a proposal from its proxy materials if the proposal is contrary to any of the Commission's proxy rules. Rule 14a-9 prohibits false or misleading statements in proxy solicitation materials. Moreover, Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B") provides that a proposal may be excluded if "the company demonstrates objectively that a factual statement is materially false or misleading." The Proposal should be excluded because it contains factual statements that could mislead stockholders into believing that they do not already enjoy the right to act by written consent.

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3 Release No. 12598 (July 7, 1976).

4 *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995).

5 Release No. 34-20091 (Aug. 16, 1983).

6 *See AMR Corporation* (avail. Apr. 17, 2000).

7 *Exxon Mobil Corp.* (avail. Mar. 19, 2010); *Mattel, Inc.* (avail. Feb. 3, 2010); *PG&E Corp.* (avail. Feb. 2, 2010).

IF THE PROPOSAL IS INCLUDED IN THE 2011 PROXY MATERIALS, THE PROPOSAL SHOULD BE AMENDED TO REMOVE CERTAIN IRRELEVANT, FALSE AND MISLEADING STATEMENTS, PURSUANT TO RULE 14a-8(i)(3) AND RULE 14a-9.

If the Staff does not concur that the Company may exclude the entire Proposal, the Company should nevertheless be permitted to exclude certain supporting statements as irrelevant, false and misleading. The statements are as follows:

> [The Company] omitted Ray T. Chevedden's 2010 rule 14a-8 proposal, citing the fact that he still continuously owned the same 384 shares that were worth $30,000 in 2000. However [the Company] said these shares, once worth $30,000, had declined to below $1,900. Our management then said [the Company] should be excused from publishing the Chevedden proposal because the $30,000 of [the Company's] stock was now below the $2,000 threshold for rule 14a-8 proposals.

These supporting statements are not relevant to the Proposal. Ray Chevedden did not make the current Proposal. Thus, the number of shares he owns, the value of those shares, and the basis upon which the Company excluded his 2010 proposal will not be helpful to stockholders in deciding how to vote on the Proposal. The Staff permits the exclusion of irrelevant supporting statements such as this.[8] Moreover, SLB 14 explains that supporting statements may be excluded where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Here, stockholders may be misled into believing their vote is a referendum on the Company's decision to exclude Ray Chevedden's 2010 proposal. The supporting statements regarding Ray Chevedden should therefore be excluded as not only irrelevant, but also misleading.

In addition to being irrelevant and misleading, the supporting statements regarding Ray Chevedden are false. The Company did not "cite," as grounds for excluding the 2010 proposal, that Ray Chevedden had continuously owned 384 shares since 2000 that had decreased in value from $30,000 to below $1,900. The Company made no representations regarding any change in value of Ray Chevedden's shares. Nor did the Company represent that Ray Chevedden had owned the same 384 shares since 2000. This information was not pertinent to Ray Chevedden's eligibility to submit a stockholder proposal.

The Company confirmed that Ray Chevedden had held 384 shares for at least one year but that the highest market value of those shares in the 60 calendar days before Ray

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[8] *See, e.g., General Motors Corp.* (avail. Feb. 25, 2004) (confirming that a supporting statement encouraging a vote against directors could be omitted because it was unrelated to the proposal, which involved executive compensation).

Chevedden submitted his proposal was no more than $1,920. Because Ray Chevedden did not meet the minimum ownership requirements under Rule 14a-8(b) to make a stockholder proposal, the Company excluded the 2010 proposal under Rule 14a-8(f). The Staff confirmed that there was a basis for exclusion under Rule 14a-8(f).[9]

The Staff has indicated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules . . . it [may] [be] appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."[10] The Staff has also directed proponents to delete or correct inaccurate statements in proposals or supporting statements.[11] The supporting statements about Ray Chevedden are objectively false and misleading and no amount of editing would bring them into compliance with Rule 14a-9 because they are irrelevant. Thus, the Company should be permitted to exclude these supporting statements from the Proposal.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3). In the event the entire Proposal may not be excluded from the 2011 Proxy Materials for the foregoing reasons, certain supporting statements regarding Ray Chevedden should nevertheless be excluded under Rule 14a-8(i)(3).

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9 *See Citigroup Inc.* (avail. Jan. 4, 2010) (noting that it appeared Ray Chevedden had failed to supply, within 14 days of the Company's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirements of Rule 14a-8(b)).

10 Staff Legal Bulletin No. 14 (July 13, 2001).

11 *See e.g., CenterPoint Energy, Inc.* (Mar. 2, 2004).

EXHIBIT A

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Richard D. Parsons
Chairman of the Board
Citigroup Inc. (C)
399 Park Ave
New York NY 10043
Phone: 212 559-1000

NOVEMBER 3, 2010 UPDATE

Dear Mr. Parsons,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

9/20/10
Date

cc: Michael S. Helfer
Corporate Secretary
Shelley Dropkin <dropkins@citi.com>
FX: 212-793-7600

[C: Rule 14a-8 Proposal, October 7, 2010, Updated November 3, 2010]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate (ALL) and Sprint (S). Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Richard Parsons was designated a "Flagged (Problem) Director" by The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, because he chaired the Citigroup committee with a track record of overcompaying executives. Nonetheless Mr. Parsons still chaired our Nomination Committee and continued to serve on our Executive Pay Committee. Mr. Parsons received the most negative votes at our 2010 annual meeting.

Edward Kelly, Manuel Medina-Mora and John Havens were each paid $9 million to $11 million.

Citigroup omitted Ray T. Chevedden's 2010 rule 14a-8 proposal, citing the fact that he still continuously owned the same 384 shares that were worth $30,000 in 2000. However Citi said these shares, once worth $30,000, had declined to below $1900. Our management then said Citi should be excused from publishing the Chevedden proposal because the $30,000 of Citi stock was now below the $2000 threshold for rule 14a-8 proposals.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3.*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The 2010 annual meeting proxy was misleading or confusing due to information arranged in reverse order. In two instances the agent was given priority ahead of the rule 14a-8 proponent.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

October 8, 2010

Mr. Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Dear Mr. Steiner:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2011.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

CC: Mr. John Chevedden (via UPS)

FISMA & OMB Memorandum M-07-16

EXHIBIT B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 16, 2010

Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted By Kenneth Steiner

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by Kenneth Steiner (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders. The Proposal asks the Board of Directors of the Company to take any steps necessary to permit "written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law)."

Under Section 228 of the Delaware General Corporation Law (the "DGCL"), stockholders of a Delaware corporation can act by written consent unless prohibited by the corporation's certificate of incorporation.[1] The minimum number of votes necessary to act by

[1] *See* 8 *Del. C.* § 228(a). Section 228(a) provides,

> Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

written consent under Section 228 is the same as the minimum number of votes required by the Proposal. The Company's certificate of incorporation does not prohibit stockholder action by written consent. It is therefore our opinion that the stockholders of the Company currently have the power to act by written consent in accordance with Section 228 of the DGCL. Thus, the Proponent has asked the Company to take action that has effectively been implemented by Delaware law and the Company's certificate of incorporation.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

3898822